Baker & McKenzie LLP Letterhead
December 31, 2008
VIA FACSIMILE
H. Christopher Owings
Assistant Director
Division of Corporation of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Comment Letter dated December 18, 2008 regarding Form 10-K for Borders Group, Inc. filed on April 14, 2008 File No. 1-33084
Dear Mr. Owings:
     Our client, Borders Group, Inc., has received the above comment letter and is in the process of preparing a written response to the Staff’s comments.
     Because of the timing of the holidays and the need to coordinate the Company’s response with its outside accounting and legal advisers, the Company believes it will not be able to respond within the time period requested in your letter.
     The Company presently plans to respond to your letter on or before January 14, 2009. If there is any delay in the Company’s response beyond this date, we will so advise you promptly.

Best regards,
Craig A. Roeder

cc:	Ta Tanisha Meadows Ramin Olson Bill Thompson Thomas D. Carney